LEATHERWOOD WALKER TODD & MANN, P.C.

JOHN E. JOHNSTON, JR.

HARVEY G. SANDERS, JR.

DAVID A. QUATTLEBAUM III

JOSEPH E. MAJOR

DUKE K. MCCALL, JR.

EARLE G. PREVOST

J. RICHARD KELLY

A. MARVIN QUATTLEBAUM

JACK H. TEDARDS, JR.

F. MARION HUGHES

MICHAEL J. GIESE

MARK R. HOLMES

WILLIAM L. DENNIS

NATALMA M. MCKNEW

ROBERT A. DEHOLL

RICHARD L. FEW, JR.

STEVEN E. FARRAR

NANCY HYDER ROBINSON

H. GIBERT SANDERS, III

THOMAS W. EPTING

JAMES L. ROGERS, JR

DAVID E. HODGE

FRANK C. WILLIAMS III

WILLIAM L. PITMAN*

ROBERT D. MOSELEY, JR

JAMES T. HEWITT

KURT M. ROZELSKY

J. TOD HYCHE

LAUREL R.S. BLAIR

JAMILE J. FRANCIS III

JOHN P. RIORDAN

DANIEL C. PATTERSON

SEANN GRAY TZOUVELEKAS

LANGDON CHEVES III

WILLIAM B. SWENT

LAURIN MILFORD MCDONALD

MICHELE FULLER LYERLY

PETER A. RUTLEDGE

PAUL E. HAMMACK

PETER B. BYFORD

CARI V. HICKS

MARY H. WATTERS

J. KURT SCHUMACHER, JR.**

JONATHAN D. HAMMOND

JENNIFER ADAMSON MOORHEAD

ALEXANDRE N. MACCLENAHAN

J. DERHAM COLE, JR.

ERIKA B. NEWSOM

ZANDRA L. JOHNSON

S. BROOKE CHAPMAN

JESSICA L. ANDERSON

P. GRIFFIN BELL

THOMAS M. LARKIN

REBECCA H. ZABEL

ATTORNEYS AT LAW THE LEATHERWOOD PLAZA 300 EAST MCBEE AVENUE, SUITE 500 GREENVILLE, SOUTH CAROLINA 29601 FAX: (864) 240-2477 TELEPHONE: (864) 242-6440 February 14, 2006

Mailing Address:

Post Office Box 87

Greenville, SC 29602-0087

COUNSEL:

JAMES H. WATSON

D.B. LEATHERWOOD

1896-1989

WESLEY M. WALKER

1915-1999

FLETCHER C. MANN

1921-2003

WRITER’S

Direct Dial: 864-240-2489

Direct Fax: 864-240-2479

E-Mail: dcole@lwtm.com

* Admitted in the Commonwealth of Virginia only ** Admitted in the Commonwealth of Massachusetts only

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE: Computer	Software Innovations, Inc. Form SB-2 Registration Statement (Amendment No. 2)

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, the second amendment to the Company’s Form SB-2 Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”), which Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was originally filed on November 21, 2005. The first amendment to the Registration Statement was filed on January 13, 2006. Concurrently with this filing, the Company is requesting an acceleration of effective date pursuant to Rule 461 of the Securities Act.

Below are the Company’s responses to the Commission Staff’s comments received on February 8, 2006.

Summary Financial Information, pages 7-11

SEC Comment 1.

In the first paragraph under the heading “Non-GAAP Financial Measures” you state that you “may engage in acquisitions in the future which may include additional costs attributable to legal and accounting firms, but which would not be related to the cost of becoming a publicly reporting entity and would likely not be added back to net income and give rise to a non-GAAP measure in future disclosures.” Please clarify the meaning of this statement.

February 14, 2006

Response 1.

We have supplementally discussed this comment with Staff and have agreed that we will not disclose such costs as non-GAAP items in future periodic filings, and we have deleted the word “likely” from the above-referenced sentence, which may be found under the “Non-GAAP Financial Measures” subheading on page 9.

SEC Comment 2.

We read your response to comment 56. Although we will not object to your usage of certain Non-GAAP measures (i.e. measure impacted by accounting related to your derivative financial instrument) in the registration statement, we believe the language you have used to describe the non-GAAP measure (pro-forma) is ambiguous. Pro-forma generally has a connotation with Article 11 of Regulation S-X. Please revise your disclosures to more accurately reflect the non-GAAP measure (for example, net income before special items; and book value per share, as adjusted, etc.)

It appears to us the effect on earnings, relating to stock option compensation resulting from redemptions and payroll tax expenses (and any related tax effect) are not unusual or infrequent. Also, considering funds generated from this offering and the fact that your business strategy emphasizes expansion through business acquisitions, such costs are reasonably likely to occur in the near future. We do not see where your response and revised disclosure has demonstrated the usefulness of a measure that excludes recurring items. Please revise to remove such items from your non-GAAP measures.

Response 2.

The stock option compensation related items have been removed from the non-GAAP disclosures on page 10.

Cash Flow, page 7

SEC Comment 3.

We noted you disclosure of pro-forma cash flow from operations before special items, a non-GAAP liquidity measure. Your current presentation appears unbalanced as it focuses primarily on the impact of cash flow from operations with limited discussion on the impact to your financial activities had you undergone a traditional IPO. Please revise to remove this measure or revise your disclosures to provide a balanced discussion to avoid potentially misleading inferences about the non-GAAP measures usefulness.

Response 3.

The non-GAAP measure has been removed as requested, and no longer appears on page 10.

Risk Factors, page 12

SEC Comment 4.

You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. For example, we refer to risk factor 27 regarding compliance with the Sarbanes-Oxley Act. Please revise the risk factor to address how the risk is specific to your company or remove the risk factor.

February 14, 2006

Response 4.

We have revised the risk factor on page 20 as requested to make it more specific to the Company.

Fees Payable to Financial Advisors, page 46

SEC Comment 5.

We note your response to our previous comment 37. Please disclose in the prospectus whether or not Liberty Company, LLC is a registered broker-dealer.

Response 5.

In our previous response to comment 37, we noted that we had been informed by a representative of Liberty Company, LLC that it is a registered broker-dealer. We have included this disclosure on page 47.

Technology, page 52.

Expansion of Offerings, page 52

SEC Comment 6.

On page 53 you state that you are already engaging in metropolitan wireless networking solutions, although it does not represent a significant portion of your business. Please advise us of management’s future plans in this respect. In particular, does management have any “strategic plan” or similar focus which it intends to devote considerable resources to in the future, or will management evaluate the opportunities as they present themselves? Without limiting the generality of the foregoing, the Staff is looking to understand those opportunities, if known, where management will commit its resources in the future, especially if these future opportunities differ from your past business in any material way.

Response 6.

These opportunities are not materially different than past business practice. We have revised our disclosure on page 53 to note at what point we would make a significant investment, if any, in metropolitan wireless networking.

Intellectual Property, page 56

SEC Comment 7.

Please supplement your response to our prior comment 29 in our letter dated, December 21, 2005. In particular, please clarify, the nature of the company software products (are the “made for hire”), and the company’s ownership of the copyright. In addition, please disclose how the products are licensed to clients, i.e., are your licenses “site” licenses, user based, transaction based, etc. Finally, please disclose whether the company has any methods in place for monitoring compliance with its license terms.

Response 7.

We have revised the disclosure on page 56 to address the Staff’s comments regarding the licensing and nature of our software products.

February 14, 2006

Legal Proceedings, page 58

SEC Comment 8.

Please disclose the recent legal proceeding regarding the potential acquisition of CSI, including the settlement of the Integrated Tek Solutions, Inc. Lawsuit.

Response 8.

We have included disclosure of the Integrated Tek Solutions, Inc. litigation and its settlement on page 58.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 59

Current Challenges of our Business, page 60

Software Modifications Required By Geographic Expansion, page 60

SEC Comment 9.

On page 60 you state that you plan to modify your software to enable geographic expansion “based on established opportunities in an attempt to maximize and achieve a return on investment as quickly as possible.” Please clarify this statement, in particular, please explain the term “established opportunities” and how management adjudges when an opportunity is established enough to justify investment. Please describe these opportunities in more detail and provide a reasonable basis for the statement.

Response 9.

We have revised our disclosure on page 62 to refer specifically to our practice of having a firm purchase order from another municipality before tailoring our software to a particular jurisdiction.

Maintaining IP Telephony Momentum, page 61

SEC Comment 10.

On page 61, you state that a single sale to one of your largest customers resulted in that customer comprising 12% of your total revenues. Please disclose the dollar value of the telephony related sales to that customer and disclose the name of the customer. Alternatively, please advise us why no disclosure is necessary.

Response 10.

On page 62, we have disclosed the name of the referenced customer and that more than 90% of the customer’s revenues have derived from IP telephony-related sales. We do not have the exact number for these products tracked separately in our systems, but we can verify by exception that it is in excess of this percentage.

Continued Improvement of Support Solutions, page 61

February 14, 2006

SEC Comment 11.

We note your intention to invest an additional $500,000 in support solutions in the next year and your expectation that the revenues generated will offset this investment in the next year. Please advise us of the source of the revenues that will offset the increased investment. Does the company believe that the “new” support solutions alone will offset this increased spending? In addition, please provide a basis for management’s expectations concerning this investment – for example, has management prepared a budget based on customer feedback, etc.

Response 11.

We have modified the disclosure on page 63 to note all sources of revenue we expect to offset this increased spending, because we do not necessarily anticipate that new support solutions alone will offset this increased investment. We have disclosed the basis for our expectations.

Form 10-QSB for the Quarterly Period Ending September 30, 2005

Items 3 – Controls and procedures, page 37

SEC Comment 12.

We noted your response to our prior comments 71 and 72. However, it appears that you have not filed the amended Form 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 as stated in your responses. Please advise or file this information as soon as possible.

Response 12.

In connection with our responses to your previous comments 71 and 72, we intend to file amended Forms 10-QSB on February 14, 2006, immediately prior to this amendment to the Registration Statement.

* * * *

We have agreed to revise the order of our risk factor related to internal controls in a post-effective prospectus amendment, as instructed by Commission Staff. If you have any questions or need further information regarding the enclosed filing or the responses to the comments contained in this letter, please contact the undersigned at (864) 240-2489.

Best regards,

/s/ J. Derham Cole, Jr.
J. Derham Cole, Jr.
Leatherwood Walker Todd & Mann, P.C.

cc:	Jay Williamson
Raj Rajan

Nancy K. Hedrick
David B. Dechant
Richard L. Few, Jr.

Enclosures